Exhibit 99.1

Canopy Growth Expands European Footprint, Acquires Spanish Licensed Cannabis Producer Cafina

SMITHS FALLS, ON and ALICANTE, Spain, April 16, 2019 /CNW/ - Canopy Growth Corporation ("Canopy Growth" or the "Company") (TSX: WEED) (NYSE: CGC) is pleased to announce that it has completed an all-cash acquisition of Spain-based licensed cannabis producer Cáñamo y Fibras Naturales, S.L. ("Cafina"). The acquisition lays the foundation for Canopy Growth to expand its European production footprint into one of the most ideal growing regions in the world, complementing the Company's existing 430,000 square foot licensed production site in Odense, Denmark, as well as its world-class ISO 13485 internationally certified Storz and Bickel facility in Tütlingen, Germany.

Canopy Growth Expands European Footprint, Acquires Spanish Licensed Cannabis Producer Cafina (CNW Group/Canopy Growth Corporation)

Cafina is one of three companies in Spain authorized to cultivate, distribute and export cannabis containing more than 0.2% of tetrahydrocannabinol (THC) for medicinal and research purposes, and does so today in a 1,600 sq. ft. greenhouse. It is also licensed to conduct hemp cultivation. With this acquisition and planned corresponding expansion in Spain, Canopy Growth improves its long-term positioning to address demand across Europe for medical cannabis and CBD products. Canopy Growth is also partnered with a second licensed producer in Spain that produces cannabis flowers for the Company under an existing supply arrangement.

"Operating multiple production assets within Europe will allow us to increase revenue in the EU free of supply constraints," commented Mark Zekulin, President & Co-CEO, Canopy Growth. "This strategic acquisition in a scalable, low-cost production environment diversifies our owned production capabilities in Europe, similar to our approach in Canada where we have production facilities in seven different provinces. Adding Cafina will allow us to quickly build out our presence in Spain using its existing cultivation licence as a launch pad, while ensuring our Canadian footprint – the largest in the world – can continue to serve the medical and recreational needs of Canadians."

Founded in 2014, Cafina is based in the Province of Alicante in Spain. With a focused team, Cafina has already established a small greenhouse for research-related medical cannabis production in addition to focusing on crop-related R&D and the sale of hemp seed. Cafina received its general and research licence in November 2018 from the Spanish Agency for Medicines and Health Products (AEMPS) and had previously been granted a hemp licence which authorized the cultivation of cannabis sativa (<0.2% THC) and small-scale extraction of cannabinoids for research purposes. Cafina CEO, Xavier Delas Martinez will continue managing the site as Canopy Growth injects capital in order to scale the operation through calendar 2019, including.

Canopy Growth continues to strategically deploy its substantial cash reserves to acquire assets that will allow the Company to scale efficiently and into global markets.

Here's to Future Growth (in sunny Spain).

About Canopy Growth Corporation
Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. Canopy Growth offers medically approved vaporizers through the Company's subsidiary, Storz & Bickel GMbH & Co. KG. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time. The Company has operations in over a dozen countries across five continents.

The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and through its wholly owned subsidiary, Canopy Health Innovations ("Canopy Health"), has devoted millions of dollars toward cutting edge, commercializable research and IP development. Canopy Growth works with the Beckley Foundation and has launched Beckley Canopy Therapeutics to research and develop clinically validated cannabis-based medicines, with a strong focus on intellectual property protection. Canopy Growth acquired assets of leading hemp research company, ebbu, Inc. ("ebbu"). Intellectual Property ("IP") and R&D advancements achieved by ebbu's team apply directly to Canopy Growth's hemp and THC-rich cannabis genetic breeding program and its cannabis-infused beverage capabilities. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector.

From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, Battelle, the world's largest nonprofit research and development organization, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates ten licensed cannabis production sites with over 4.3 million square feet of production capacity, including over one million square feet of GMP certified production space. The Company operates Tweed retail stores in Newfoundland and Manitoba and has entered into supply agreements with every Canadian province and territory. For more information visit www.canopygrowth.com

Notice Regarding Forward Looking Statements
This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include further expansion into international markets. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, and such risks contained in the Company's annual information form dated June 27, 2018 and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

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SOURCE Canopy Growth Corporation

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%CIK: 0001737927

For further information: Caitlin O'Hara, Media Relations, Caitlin.Ohara@canopygrowth.com, 613-291-3239; Investor Relations, Tyler Burns, Tyler.Burns@canopygrowth.com, 855-558-9333 ext. 122

CO: Canopy Growth Corporation

CNW 07:00e 16-APR-19